                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 2004

Commission File No. 0-15950 (First Busey Corporation)

Commission File No. 33-30095 (First Busey Corporation Profit Sharing Plan and Trust)

Commission File No. 33-60402 (First Busey Corporation Employee Stock Ownership Plan and Trust)


A. Full Title of the plans and the address of the plans, if different from that of the issuer named before:


              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

         FIRST BUSEY CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST


B. Name of the issuer of the securities held pursuant to the plans and the address of its principle executive officer:



                             FIRST BUSEY CORPORATION
                             201 WEST MAIN STREET
                             URBANA, IL 61801

                                                                    EXHIBIT 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the incorporation by reference in Registration Statement No. 33-60402 on Form S-8 of the First Busey Corporation Employee Stock Ownership Plan, of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of the First Busey Corporation Employee Stock Ownership Plan for the year ended December 31, 2004.



                                             /s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 24, 2005

                             FIRST BUSEY CORPORATION
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                                Urbana, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003



                                    CONTENTS




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................................................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS..........................................................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS................................................    3

     NOTES TO FINANCIAL STATEMENTS............................................................................    4


SUPPLEMENTAL SCHEDULES

     SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR).........................................   10

     SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS..............................................   11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Benefit Committee and Participants
First Busey Corporation Employees' Stock Ownership Plan
Urbana, Illinois


We have audited the accompanying statements of net assets available for benefits of the First Busey Corporation Employees' Stock Ownership Plan ("the Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                /s/ CROWE CHIZEK AND COMPANY LLC
                                                Crowe Chizek and Company LLC

Oak Brook, Illinois
June 24, 2005


--------------------------------------------------------------------------------

                                                                              1.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

                                                              2004                                      2003
                                              ---------------------------------------   ---------------------------------------
                                               Allocated    Unallocated      Total       Allocated    Unallocated      Total
                                              -----------   -----------   -----------   -----------   -----------   -----------
ASSETS
     Investment in First Busey Corporation
       common stock, at fair value (Note 5)   $24,498,375   $ 3,099,195   $27,597,570   $20,839,194   $ 3,132,000   $23,971,194
     Money market fund                                528            --           528         2,826            --         2,826
                                              -----------   -----------   -----------   -----------   -----------   -----------
         Total investments                     24,498,903     3,099,195    27,598,098    20,842,020     3,132,000    23,974,020

RECEIVABLES
     Accrued interest receivable                       42            --            42            27            --            27
     Employer contributions receivable                 --            --            --            --            --            --
                                              -----------   -----------   -----------   -----------   -----------   -----------
                                                       42            --            42            27            --            27
                                              -----------   -----------   -----------   -----------   -----------   -----------

         Total assets                          24,498,945     3,099,195    27,598,140    20,842,047     3,132,000    23,974,047

LIABILITIES
     Notes payable (Note 6)                            --     2,455,850     2,455,850            --     2,853,500     2,853,500
                                              -----------   -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS             $24,498,945   $   643,345   $25,142,290   $20,842,047   $   278,500   $21,120,547
                                              ===========   ===========   ===========   ===========   ===========   ===========


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              2.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2004

--------------------------------------------------------------------------------


                                                                Allocated      Unallocated        Total
                                                              -------------   -------------   -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income:
         Net unrealized appreciation in market
           value of investments                               $   3,309,356   $     489,678   $   3,799,034
         Interest                                                       211              --             211
         Dividends                                                  587,422          88,740         676,162
     Employer contributions                                          47,350         397,650         445,000
     Allocation of 25,500 shares of First Busey Corporation
       common stock, at market value                                532,185              --         532,185
                                                              -------------   -------------   -------------
                                                                  4,476,524         976,068       5,452,592

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Interest expense                                                    --          79,038          79,038
     Administrative expenses                                         58,612              --          58,612
     Distributions to participants:
         Cash                                                         2,001              --           2,001
         Stock (9,377 shares)                                       171,693              --         171,693
     Dividend distributions to participants                         587,320              --         587,320
     Allocation of 25,500 shares of First Busey Corporation
       common stock, at market value                                     --         532,185         532,185
                                                              -------------   -------------   -------------
                                                                    819,626         611,223       1,430,849
                                                              -------------   -------------   -------------

         NET INCREASE                                             3,656,898         364,845       4,021,743

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                           20,842,047         278,500      21,120,547
                                                              -------------   -------------   -------------

     End of year                                              $  24,498,945   $     643,345   $  25,142,290
                                                              =============   =============   =============


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.


                                                                              3.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION AND BASIS OF PRESENTATION

The following brief description of the First Busey Corporation Employees' Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for complete information.

General: First Busey Corporation (the Corporation) established the Plan effective as of January 1, 1984. The Plan operates as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the
Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the Corporation. First Busey Trust & Investment Co., a subsidiary of the Corporation, is the Plan's Trustee.

The Plan purchased Corporation common shares using the proceeds of bank borrowings (see Note 6) guaranteed by the Corporation, and holds the stock in a trust established under the Plan. The borrowings are to be repaid over a five to ten year period by fully deductible Corporation contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The bank borrowings are collateralized by the unallocated shares of stock and are guaranteed by the Corporation. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated).

Eligibility: Employees of the Corporation and its participating subsidiaries are generally eligible to participate in the Plan after attaining the minimum age of twenty-one and after one year of service providing they worked at least 1,000 hours during such Plan year. Participants who do not have at least 1,000 hours of service during such Plan year or are not employed on the last working day of a Plan year are generally not eligible for an allocation of Corporation contributions for such year.

Payment of Benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Corporation and its participating subsidiaries. Participants whose vested account balance is less than $5,000 are paid through a lump sum. Distributions of all other participant balances are made in the form of Corporation common stock plus cash for any fractional share.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              4.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION AND BASIS OF PRESENTATION (Continued)

Voting Rights: Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the Trustee does not timely receive voting directions from a Participant, the Trustee votes in the same proportions as the participants voted the allocated shares. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interests of Plan participants and beneficiaries.

Termination: The Corporation reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan, and the Code. Upon termination of the Plan, the Corporation shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan. In the event of plan termination, participants would become 100 percent vested in their accounts.

Participants' Accounts: The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant's account is credited as of the last day of the Plan year with an allocation of shares of the Corporation's common stock released by the Trustee from the unallocated account and forfeitures of terminated participants' nonvested accounts. Only those participants who are eligible employees of the Corporation as of the last day of the Plan year will receive an allocation. Allocations of common stock are based on the eligible compensation of each participant relative to total eligible compensation.

Vesting: Vesting in the participants' accounts is based on years of service with the Corporation and its subsidiaries. A participant is 100 percent vested after seven years of credited service.

Diversification: Diversification is offered to participants close to retirement age so that they may have the opportunity to move part of the value of their investment in Corporation stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify may receive distributions in the form of Corporation common stock plus cash for any fractional share, receive a cash distribution or contribute cash from the sale of Corporation common stock to another qualified defined contribution plan.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              5.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION AND BASIS OF PRESENTATION (Continued)

Dividends: Dividends on common stock allocated to participants' accounts are distributed directly to the participant so that the dividends result in income tax deductions for the Corporation.

Dividends on common stock not allocated to participants' accounts are used by the Plan to pay interest and administrative expenses.

Common Stock Split: All share and per share amounts pertaining to First Busey Corporation common stock reported in the financial statements and footnotes have been restated to reflect the effect of a three-for-two stock split effective August 3, 2004.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term to the estimates of investment valuation.

Investment Valuation and Income Recognition: The common stock of the Corporation is valued at fair value on December 31, 2004 and 2003. The Corporation's common stock is traded on the NASDAQ Exchange. Fair value of the common stock is determined by quoted market prices.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a settlement-date basis. Realized gains and losses from security transactions are reported on the specific identification cost method.

Risks and Uncertainties: The Plan invests in common stock of the Corporation. These securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              6.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 3 - CONTRIBUTIONS

The Corporation is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends and interest earnings, are equal to the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loans.

The Corporation may also make discretionary contributions in cash to the Plan. The Corporation made discretionary contributions of $47,350 for the Plan year ended December 31, 2004. Participant contributions to the Plan are not permitted under the terms of the Plan.


NOTE 4 - ADMINISTRATION OF PLAN ASSETS

The Plan's assets, which consist principally of First Busey Corporation common stock, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loans, which are reimbursed to the Trustee through contributions as determined by the Corporation.

Certain administrative functions are performed by officers or employees of the Corporation or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Plan.


NOTE 5 - INVESTMENTS

The Plan's investments consist solely of First Busey Corporation common stock as follows:

                               2004                             2003
                   -----------------------------   ------------------------------
                     Allocated      Unallocated      Allocated       Unallocated
                   -------------   -------------   -------------    -------------
Number of shares       1,173,856         148,500       1,157,733*         174,000*
                   =============   =============   =============    =============

Cost               $   4,521,839   $   2,070,350   $   4,221,693    $   2,381,900
                   =============   =============   =============    =============

Fair value         $  24,498,375   $   3,099,195   $  20,839,194    $   3,132,000
                   =============   =============   =============    =============


* As restated for three-for-two stock split effected in the form of a 50% stock dividend issued on August 3, 2004.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              7.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 6 - NOTES PAYABLE

Notes payable consist of:

                                                                                 2004             2003
                                                                            ---------------   ---------------
Bank One, principal payment of $25,000 due annually on December 15,
final payment due December 15, 2006.                                        $        50,000   $        75,000

Bank One, principal payment of $237,000 due annually on December 15,
final payment due December 15, 2009.                                              1,185,000         1,422,000

Bank One, principal payment of $135,650 due annually on December 31,
beginning in 2004, final payment due December 15, 2013.                           1,220,850         1,356,500
                                                                            ---------------   ---------------

                                                                            $     2,455,850   $     2,853,500
                                                                            ===============   ===============

Shares of First Busey Corporation common stock secured as collateral.               148,500           174,000
                                                                            ===============   ===============

As of December 31, 2004, the interest rates on the above notes payable are at one year LIBOR plus 1.4%. The effective rate was 2.75% at December 31, 2004 and 2.85% at December 31, 2003. Interest on the above notes is paid quarterly.

As of December 31, 2004, the scheduled maturities of the notes payable are as follows:

                     2005                              $      397,650
                     2006                                     397,650
                     2007                                     372,650
                     2008                                     372,650
                     2009                                     372,650
                     Thereafter                               542,600
                                                       --------------

                                                       $    2,455,850
                                                       ==============

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated May 15, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              8.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 8 - PARTY IN INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor's regulations as any fiduciary of the plan, any party rendering service to the plan, the Corporation and certain others. The Plan holds Corporation stock as assets, which qualifies as a party-in-interest investment.

The Plan paid fees to the following parties-in-interest for the years ended December 31, 2004:

     First Busey Trust & Investment Co.                 Trustee                              $    30,000
     Benefit Planning Consultants, Inc.                 Recordkeeper                              19,712
     McGladrey & Pullen, LLP                            Auditor                                      400
     Crowe Chizek and Company LLC                       Auditor                                    8,500


--------------------------------------------------------------------------------

                                                                              9.

                             SUPPLEMENTAL SCHEDULES

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------


Name of Plan Sponsor:             First Busey Corporation
                                  ----------------------------------------------
Employer Identification Number:   37-1078406
                                  ----------------------------------------------
Three-Digit Plan Number:          001
                                  ----------------------------------------------


                                                              (c)
                                                        Description of
                                                     Investment Including
                                                        Maturity Date,
                       (b)                             Rate of Interest,                                (e)
          Identity of Issue, Borrower,                Collateral, Par or            (d)                Fair
  (a)           or Similar Party                        Maturity Value              Cost               Value
  ---     ----------------------------               --------------------        -----------       ------------
*    First Busey Corporation                         Common Stock                $ 6,592,189       $ 27,597,570

*    Busey Bank                                      Money Market Fund                   528                528
                                                                                                   ------------

                                                                                                   $ 27,598,098
                                                                                                   ============


* - Represents a party-in-interest investment


--------------------------------------------------------------------------------

                                                                             10.

             FIRST BUSEY CORPORATION EMPLOYEES' STOCK OWNERSHIP PLAN
           SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:            First Busey Corporation
                                 -----------------------------------------------
Employer Identification Number:  37-1078406
                                 -----------------------------------------------
Three-Digit Plan Number:         001
                                 -----------------------------------------------

                                                                                  (f)                       (h)
        (a)                                                                     Expense                Current Value
    Identity of                                  (c)       (d)        (e)      Incurred        (g)      of Asset on        (i)
       Party                    (b)           Purchase   Selling     Lease       With         Cost      Transaction     Net Gain
     Involved           Description of Asset    Price     Price     Rental    Transaction   of Asset       Date          (Loss)
     --------           --------------------  --------   -------    ------    -----------   --------   -------------    --------
* First Busey
   Corporation
  (29 transactions)   Common Stock            $     --   $171,693   $   --    $        --   $ 11,404   $     171,693    $160,289


* - Represents a party-in-interest transaction


--------------------------------------------------------------------------------

                                                                             11.

                                                                    EXHIBIT 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the incorporation by reference in Registration Statement No. 33-30095 on Form S-8 of the First Busey Corporation Profit Sharing Plan and Trust, of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of the First Busey Corporation Profit Sharing Plan and Trust for the year ended December 31, 2004.



                                             /s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 24, 2005

                             FIRST BUSEY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                                Urbana, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2004 and 2003


                                    CONTENTS






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ..................    1

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .....................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ...........    3

     NOTES TO FINANCIAL STATEMENTS .......................................    4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ....    8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Benefit Committee and Participants
First Busey Corporation Profit Sharing Plan and Trust
Urbana, Illinois


We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust ("the Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ CROWE CHIZEK AND COMPANY LLC
                                             Crowe Chizek and Company LLC

Oak Brook, Illinois
June 24, 2005

--------------------------------------------------------------------------------

                                                                              1.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------


                                                        2004             2003
                                                     -----------     -----------
ASSETS
Investments (Note 3)                                 $37,021,946     $31,683,937

Receivables
     Accrued interest and dividends                       84,308          28,216
     Participants' contributions                          42,083          45,877
                                                     -----------     -----------
                                                         126,391          74,093
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $37,148,337     $31,758,030
                                                     ===========     ===========


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              2.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2004

--------------------------------------------------------------------------------



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
     Net appreciation in fair value of investments (Note 3)          $ 3,615,462
     Interest and dividends                                              672,490
                                                                     -----------
                                                                       4,287,952

Contributions:
     Employers                                                           855,000
     Participants                                                      1,284,397
     Participants' rollovers                                              31,938
                                                                     -----------
                                                                       2,171,335
                                                                     -----------

         Total additions                                               6,459,287

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                       901,581
     Administrative expenses                                             167,399
                                                                     -----------

         Total deductions                                              1,068,980
                                                                     -----------

NET INCREASE                                                           5,390,307

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year                                                31,758,030
                                                                     -----------

     End of year                                                     $37,148,337
                                                                     ===========


--------------------------------------------------------------------------------

                See accompanying notes to financial statements.

                                                                              3.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust ("the Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries ("the Employers") who have attained the minimum age of twenty-one, and have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. Eligible participants may also make catch-up contributions to the Plan.

The Employers' contributions to the Plan are determined annually by the Board of Directors. The Employers may make matching contributions to the Plan equal to a percentage of the first 6% of total compensation that a participant contributes to the Plan. The Employers may also make profit sharing contributions as determined by the Board of Directors each year. Contributions are subject to certain limitations.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of the Employers' contributions and the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, participant contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their voluntary contributions, the Employers' matching contributions, and the respective plan earnings on those contributions.

Vesting in the Employers' profit sharing contributions portion of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service.

A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              4.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION (Continued)

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate. Interest rates are fixed over the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account. Participants whose vested balance is under $5,000 are paid through a lump sum. Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been prepared using the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Securities traded on any recognized stock exchange are valued at the last reported sales price at the valuation date. Securities not listed on an exchange and securities for which no sale has been reported on that day are valued at the closing bid price or at fair value as determined by the custodian. Certificates of deposit and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2004 and 2003, approximately 37% and 34%, respectively, of the Plan's investment assets were invested in First Busey Corporation common stock. Additionally, at December 31, 2004, the Plan held a certificate of deposit with Busey Bank valued at $1,666,513.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              5.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


NOTE 3 - INVESTMENTS

The following investments represent 5% or more of the Plan's net assets at December 31:


                                                                      2004            2003
                                                                   -----------     -----------
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE
  Common stock:
    First Busey Corporation common stock                           $13,552,394     $10,687,680
  Shares of mutual funds:
    Northern Institutional Small Company Index A                     3,293,121       2,621,782
    Vanguard Index 500 Admiral Shares                                4,550,914       3,628,809

INVESTMENTS AT ESTIMATED FAIR VALUE
  Short-term investments:
    Certificate of deposit, Busey Bank                               1,666,513       2,062,369

During 2004, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value by $3,615,462 as follows:

  Common stocks                                                                    $ 1,966,548
  Shares of mutual funds                                                             1,683,356
  Corporate bonds, notes, and commercial paper                                         (34,442)
                                                                                   -----------
                                                                                   $ 3,615,462
                                                                                   ===========


NOTE 4 - SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2004 and 2003 include certificates of deposit at Busey Bank, a subsidiary of First Busey Corporation, with an interest rate of 1.75% and 1.5%, respectively, and a three-month maturity. These deposits include approximately $1,567,000 and $1,962,000, respectively, which are in excess of federally insured limits.

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              6.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

--------------------------------------------------------------------------------

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor's regulations as any fiduciary of the plan, any party rendering service to the plan, the employer and certain others.

The Plan paid fees to the following parties-in-interest for the year ended December 31, 2004:


First Busey Trust & Investment Co.                 Trustee          $    118,589
Benefit Planning Consultants, Inc.                 Recordkeeper           39,910
Crowe Chizek and Company LLC                       Auditor                 8,500
McGladrey & Pullen, LLP                            Auditor                   400

The Plan held the following investments with parties-in-interest at December 31:


                                                          2004            2003
                                                       -----------     -----------
First Busey Corporation     Certificate of deposit     $ 1,666,513     $ 2,062,369
First Busey Corporation     Common stock                13,552,394      10,687,680
Participants                Participant loans              319,610         239,352

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan.


NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated August 30, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

--------------------------------------------------------------------------------

                                                                              7.

                              SUPPLEMENTAL SCHEDULE

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:   First Busey Corporation
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002


                                                               (c)
                                                           Description of
              (b)                                           Investment
       Identity of Issue,                             Including Maturity Date,                       (e)
       Borrower, Lessor,                           Rate of Interest, Collateral,        (d)        Current
(a)     or Similar Party                              Par or Maturity Value             Cost        Value
---    -----------------                           -----------------------------        ----     -------------

                                                            COMMON STOCK

     Abbott Laboratories                                    Common stock                  #      $      49,822
     Alcoa, Inc.                                            Common stock                  #             54,482
     American International Group                           Common stock                  #             67,180
     Analog Devices, Inc.                                   Common stock                  #             35,443
     Bank of America Corp.                                  Common stock                  #             50,373
     Bellsouth Corp.                                        Common stock                  #             15,007
     BP PLC Sponsored ADR                                   Common stock                  #             58,400
     Bristol Myers Squibb Co.                               Common stock                  #             17,422
     Burlington Resources                                   Common stock                  #             97,005
     Century Tel, Inc.                                      Common stock                  #             15,074
     Cisco Systems, Inc.                                    Common stock                  #             45,505
     Citigroup, Inc.                                        Common stock                  #             56,612
     Colgate-Palmolive Co.                                  Common stock                  #             31,412
     Darden Restaurants                                     Common stock                  #             72,207
     Dentsply Int'l, Inc.                                   Common stock                  #             71,486
     Disney                                                 Common stock                  #             52,709
     DuPont (E.I.) deNemours & Co.                          Common stock                  #             42,575
     Expeditors International of Wash.                      Common stock                  #             64,318
     Exxon Mobil Corp                                       Common stock                  #             73,507
     Federal National Mortgage Association                  Common stock                  #             47,853
 *   First Busey Corporation                                Common stock                  #         13,552,394
     First Data Corp.                                       Common stock                  #             67,851
     General Dynamics Corp.                                 Common stock                  #             60,145
     General Electric Co.                                   Common stock                  #             69,204
     Home Depot Inc.                                        Common stock                  #             49,066
     Hospira, Inc.                                          Common stock                  #              3,551
     International Business Machines                        Common stock                  #             49,290

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              8.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:   First Busey Corporation
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002


                                                        (c)
                                                   Description of
             (b)                                    Investment
     Identity of Issue,                      Including Maturity Date,                          (e)
     Borrower, Lessor,                     Rate of Interest, Collateral,       (d)          Current
(a)  or Similar Party                          Par or Maturity Value           Cost          Value
---  ----------------                      -----------------------------       ----         -------

                                                  COMMON STOCK

     Intuit, Inc                                  Common stock                  #       $    36,924
     ITT Industries                               Common stock                  #            66,631
     Kohl's Corp.                                 Common stock                  #            63,134
     Lilly (Eli) & Co.                            Common stock                  #            19,125
     McDonald's Corp.                             Common stock                  #            67,070
     Microsoft Corporation                        Common stock                  #            47,027
     Nike Inc. C1 'B'                             Common stock                  #            56,137
     Pepsico                                      Common stock                  #            60,500
     Pfizer, Inc.                                 Common stock                  #            29,579
     Procter & Gamble                             Common stock                  #            75,350
     Royal Dutch Petroleum
       1.25 Guilder Shares                        Common stock                  #            55,085
     Sara Lee Corp                                Common stock                  #            57,453
     State Street Corp.                           Common stock                  #            54,327
     Teva Pharmaceutical Ind Ltd ADR              Common stock                  #            59,720
     United Technologies Corp.                    Common stock                  #            75,652
     Wal-Mart Stores, Inc.                        Common stock                  #            47,802
     Wells Fargo & Co New                         Common stock                  #            66,190
     Westwood One, Inc.                           Common stock                  #            26,930
     Wyeth Common stock                           Common stock                  #            16,056
                                                                                        -----------
                                                                                         15,847,585

--------------------------------------------------------------------------------

                                  (Continued)

                                                                              9.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:   First Busey Corporation
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002


                                                      (c)
                                                Description of
             (b)                                  Investment
     Identity of Issue,                   Including Maturity Date,                          (e)
     Borrower, Lessor,                   Rate of Interest, Collateral,             (d)      Current
(a)  or Similar Party                       Par or Maturity Value                 Cost       Value
---  -----------------                   -----------------------------            ----      -------

                                             MUTUAL FUNDS
     ABN AMRO Asset
       Management                            ABN AMRO/Montag & Caldwell
                                              Growth Fund (N)                      #       $    982,249
     American Century                        American Century International
                                              Growth Investors Fund                #            959,179
     Acadian                                 Emerging Markets Fund                 #            101,493
     Dodge & Cox                             Dodge & Cox Stock Fund                #            994,297
     Fidelity Investments                    Fidelity Advisor Equity Growth
                                              Fund (Class I)                       #            992,598
     Fidelity Investments                    Fidelity Advisor Small Cap Fund
                                              (Class I)                            #            113,395
     Fidelity Investments                    Fidelity Diversified International
                                              Fund                                 #            945,301
     Franklin Templeton
       Investments                           Mutual Shares Fund (Class Z)          #          1,009,506
     Northern Trust                          Northern Institutional
                                              Intermediate Bond Fund (A)           #            554,062
     Northern Trust                          Northern Institutional Small
                                              Company Index Fund (A)               #          3,293,121
     Rainier Investment
       Management                            Rainier Core Equity Portfolio         #            982,614
     Pimco                                   GNMA Inst'l Fund                      #            200,725
     T. Rowe Price                           T. Rowe Price Mid-Cap
                                              Growth Fund                          #          1,029,343
     Vanguard                                Vanguard Index 500 Admiral
                                               Shares Fund                         #          4,550,914
     Vanguard                                Vanguard Inflation Protected Secs
                                              Securities Fund                      #            549,383
                                                                                           ------------
                                                                                           $ 17,258,180

--------------------------------------------------------------------------------

                                   (Contined)

                                                                             10.

              FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

--------------------------------------------------------------------------------

Name of Plan Sponsor:   First Busey Corporation
Employer Identification Number:  37-1078406
Three-digit Plan Number:  002


                                                             (c)
                                                        Description of
              (b)                                         Investment
        Identity of Issue,                          Including Maturity Date,                        (e)
        Borrower, Lessor,                         Rate of Interest, Collateral,       (d)         Current
(a)     or Similar Party                              Par or Maturity Value           Cost         Value
---     ----------------                          ------------------------------      ----        -------

                                                   CORPORATE BONDS, NOTES,
                                                     AND COMMERCIAL PAPER

     Abbey National PLC Medium Term                $50,000, 6.690%, due 10/17/05       #       $     51,246
     AIG SunAmerica Global Finance                 $50,000, 5.850%, due 08/01/08       #             53,264
     Bank One Corp. Notes                          $50,000, 6.875%, due 08/01/06       #             52,762
     Chemical Bank                                 $50,000, 6.625%, due 08/15/05       #             51,068
     Federal Home Loan Banks                       $50,000, 3.250%, due 08/15/05       #             50,141
     Ford Motor Credit Corp.                       $50,000, 6.125%, due 01/09/06       #             51,211
     Goldman Sachs Group Inc.                      $50,000, 7.625%, due 08/17/05       #             51,472
     Household Finance Corp.                       $50,000, 4.750%, due 05/15/09       #             51,271
     Lehman Brothers Holdings, Inc.                $50,000, 4.375%, due 11/30/10       #             50,052
     Loews Corp.                                   $150,000, 6.750%, due 12/15/06      #            158,759
     Merrill Lynch & Co. Inc.                      $50,000, 6.000%, due 07/15/05       #             50,759
     Morgan Stanley Dean Witter                    $50,000, 6.875%, due 03/01/07       #             53,570
     NationsBank Corp.                             $75,000, 6.375%, due 02/15/08       #             80,712
     SBC Communications, Inc.                      $50,000, 4.125%, due 09/15/09       #             49,909
     United Health Group, Inc.                     $50,000, 3.375%, due 08/15/07       #             49,617
                                                                                               ------------
                                                                                               $    905,813

                                                   SHORT-TERM INVESTMENTS

 *   Busey Bank                                    Certificate of Deposit, 1.5%,
                                                      due March 31, 2005               #          1,666,513
     Northern Trust                                Northern Institutional
                                                     Governmental Portfolio            #          1,024,245
                                                                                               ------------
                                                                                               $  2,690,758
                                                   NOTES RECEIVABLE PARTICIPANTS

 *   Participant Loans                             Interest rates ranging from
                                                      4.000% to 9.500%                         $    319,610
                                                                                               ------------
                                                                                               $ 37,021,946
                                                                                               ============



* Represents party-in-interest transaction.

# Investments are participant-directed; therefore, cost information is not disclosed.

--------------------------------------------------------------------------------

                                                                             11.

                                   SIGNATURES



         The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          /Jama Grotelueschen/
                                         ---------------------------------------
                                         First Busey Corporation Profit Sharing
                                                     Plan and Trust





         The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          /Jama Grotelueschen/
                                         ---------------------------------------
                                          First Busey Corporation Employee Stock
                                                     Ownership Plan